Morrison Health Care, Inc.

Exhibit 11 - STATEMENT REGARDING COMPUTATION OF PER SHARE
EARNINGS
(Amounts in thousands except per share data)



                              Thirteen Weeks Ended
                                 August 31, 1996

Primary
Average shares outstanding            11,781


Net effect of dilutive stock
options - based on the
treasury stock method using               56
average market price

Total                                 11,837

Net income                           $ 2,696

Per share amount                     $  0.23